Mail Stop 3561

June 15, 2007

Michael Forster
Chief Executive Officer and President
Power-Save Energy Company
3940-7 Broad Street, #200
San Luis Obispo, California 93401

      Re: **Power-Save Energy Company**
                Registration Statement on Form SB-2
                Filed May 22, 2007
                File No. 333-143151

                Form 10-QSB filed for the period March 31, 2007
                File No. 0-30215

Dear Mr. Forster:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your chief executive officer, Michael Forster, is registering to transfer 2,490,222 shares of common stock, without consideration, to holders of record of Disability Access Corp. Please fully discuss the purpose of this transaction and explain why the common shares are being transferred without consideration. Further discuss the effect this transaction will have on other shareholders. We may have further comments upon review of your response.

Michael Forster
Power-Save Energy Company
June 15, 2007
Page 2

Form 10-QSB filed for the Period Ended March 31, 2007

Disclosure Controls and Procedures

2. We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days before the filing date of this quarterly report…." Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please confirm that you will comply with this requirement in future filings.

3. We note that you state that your disclosure controls and procedures were effective to ensure the timely collection, evaluation and disclosure of information relating to the Company. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

4. We note that you state there were no significant changes in your internal control over financial reporting. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

Exhibits 31.1 and 31.2

5. Please revise your certifications to delete the title of the certifying officer and to refer to "small business issuer" rather than "Company."

* * * * *

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or me at (202) 551-3725 with questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James A. Mercer III, Esq.
        Duane Morris LP
        Via Fax: (619) 744-2201